Filed by Noble Corporation plc pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Noble Corporation plc

(File No. 001-36211)

Commission File No. for Registration Statement on Form S-4: 333-261780

September 30, 2022

Press release

Announcement of completion of the Cayman Merger and the admission to trading on the New York Stock Exchange and changes to the board of directors and executive management

SUGAR LAND, TEXAS, 30 September, 2022 - Reference is made to the announcement by Noble Corporation (NYSE: NE) on 10 May 2022, whereby Noble Corporation announced that the shareholder approval of the business combination between Noble Corporation and The Drilling Company of 1972 A/S (CSE: DRLCO) (“Maersk Drilling”) as announced on 10 November 2021 (the “Business Combination”) had been obtained at an extraordinary general meeting of Noble Corporation, with approximately 99% of the votes cast being in favor of the Business Combination.

Noble Corporation plc (“Topco”) today announces that the merger between Noble Corporation and Noble Newco Sub Limited (“Merger Sub”) (an indirect subsidiary of Noble Corporation and a direct subsidiary of Topco) with Merger Sub continuing as the surviving entity (the “Cayman Merger”), has been successfully completed. As a result hereof, Noble Corporation has ceased to exist.

Further, it is expected that the Exchange Offer will close and that the admission to trading and official listing of Topco on Nasdaq Copenhagen A/S (“Nasdaq Copenhagen”) will take place on 3 October 2022, thus effecting the closing of the Business Combination as a whole.

THE FOLLOWING INFORMATION IS PROVIDED IN CONNECTION WITH VARIOUS REGULATORY AND STOCK EXCHANGE REQUIREMENTS

Listing on New York Stock Exchange

In connection with the completion of the Cayman Merger, the Topco Shares have been admitted to trading on the New York Stock Exchange (the “NYSE”), with a first day of trading on 30 September 2022.

Changes to the board of directors and executive management of Topco

The current directors of Topco, Richard B. Barker and William E. Turcotte, have today resigned as directors with effect as of the effective time of the Cayman Merger. Simultaneously and in connection with preparation for the closing of the Business Combination, Charles M. (Chuck) Sledge, Alan J. Hirshberg and Ann Pickard have been appointed to the board of directors of Topco, with Charles M. (Chuck) Sledge appointed as the Chairman of the board of directors.

Further, Robert W. Eifler is appointed as President and Chief Executive Officer, Richard B. Barker is appointed as Senior Vice President and Chief Financial Officer, William E. Turcotte is appointed as Senior Vice President, General Counsel and Corporate Secretary, Joey M. Kawaja is appointed as Senior Vice President - Operations, Blake A. Denton is appointed as Senior Vice President - Marketing and Contracts and Laura Campbell is appointed as Chief Accounting Officer of Topco.

Ms. Campbell was previously named vice president and controller of Noble Corporation in August 2018. Ms. Campbell is a certified public accountant with more than 20 years of experience. Before joining Noble Corporation, Ms. Campbell served as Assistant Controller, Policy and Corporate Reporting at Chevron Phillips Chemical Company LLC, a petrochemical company from March 2017 until July 2018. Prior to that time, Ms. Campbell worked at Noble Corporation from 2007 until March 2017, serving in the positions of Assistant Controller and Director of Corporate Accounting.

For further information on the experience and former positions held by the persons mentioned above, please refer to the biographies included in section 22.3 “Executive Officers and Directors of Topco” of the exemption document prepared by Topco.

Adoption of incentive programmes and conversion of outstanding RSU awards

On 30 September 2022, in connection with the effective time of the Cayman Merger, the Topco Board of Directors adopted a resolution, whereby each award of restricted share units representing the right to receive ordinary shares of Noble Corporation (each, a “Noble Corporation RSU”) outstanding immediately prior to 30 September 2022 have ceased to represent a right to acquire ordinary shares of Noble Corporation and have been cancelled and re-issued into the right to acquire under the LTIP (as defined below), on substantially the same terms and conditions as were applicable to such Noble Corporation RSUs prior to 30 September 2022, class A ordinary shares of Topco.

The Topco Board of Directors also adopted a resolution approving and adopting the Noble Corporation plc 2022

Long-Term Incentive Plan (the “LTIP”), pursuant to which Topco may grant awards to employees, consultants and non-employee directors of Topco and its subsidiaries. A total of 5,888,624 class A ordinary shares of Topco were reserved under the LTIP. The LTIP for grant of awards, which may include stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, cash awards and substitute awards. The LTIP will be administered by the Compensation Committee (the “Committee”) of the Topco Board of Directors. The Committee has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards.

Changes in share capital and number of shares:

In connection with the completion of the Cayman Merger, Topco has today issued 70,353,759 A ordinary shares to the former holders of Noble Shares and penny warrants. As a result of the completion of the Cayman Merger and the issuance of A ordinary shares of Topco, there are 70,353,759 A ordinary shares of Topco issued and outstanding as of this date. Further, Topco issued 14,539,883 warrants (“Topco Warrants) to former holders of warrants exercisable for shares in Noble (as defined in the Exemption Document) in connection with the closing of the Cayman Merger.

About Topco

Topco is a public limited company formed under the laws of England and Wales and is an indirect, wholly owned subsidiary of Noble. To date, Topco does not own any material business assets or operate any business. Upon consummation of the business combination with Maersk Drilling, Topco will be listed on the New York Stock Exchange and Nasdaq Copenhagen A/S, and Topco will own the businesses of Noble, Maersk Drilling and their respective subsidiaries. For additional information on Topco, visit www.noblecorp.com.

About Noble

Noble (NYSE: NE) is a leading offshore drilling contractor for the oil and gas industry. Noble owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. Currently, Noble performs, through its subsidiaries, contract drilling services focused largely on ultra-deepwater and high-specification jackup drilling opportunities in both established and emerging regions worldwide. Additional information on Noble is available at www.noblecorp.com.

About Maersk Drilling

With 50 years of experience operating in the most challenging offshore environments, Maersk Drilling (CSE: DRLCO) provides responsible drilling services to energy companies worldwide. Headquartered in Denmark, Maersk Drilling owns and operates a fleet of offshore drilling rigs and specialises in harsh environment and deepwater operations. For more information about Maersk Drilling, visit www.maerskdrilling.com.

Additional Information and Where to Find It

In connection with the proposed business combination transaction, Topco filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) that includes a prospectus (the “Prospectus”) of Topco to be used in connection with the Exchange Offer by Topco to acquire all outstanding shares in Maersk Drilling. The registration statement on Form S-4, as amended, was declared effective by the SEC on April 11, 2022. In addition, on 8 August 2022, the Danish Financial Supervisory Authority approved the publication of the Exemption Document and the Offer Document in connection with the Exchange Offer. Topco published the Exemption Document and the Offer Document on 8 August 2022.

INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, THE EXEMPTION DOCUMENT AND THE OFFER DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, AS WELL AS ANY OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY EACH OF TOPCO, MAERSK DRILLING, AND NOBLE WITH THE SEC OR THE DANISH FINANCIAL SUPERVISORY AUTHORITY OR PUBLISHED ON TOPCO’S WEBSITE AT WWW.NOBLECORP.COM IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

You may also obtain a free copy of the Prospectus, an English translation of the Offer Document setting out the full terms and conditions to the Exchange Offer, and other related documents filed by Topco with the SEC on the SEC’s website at www.sec.gov.

Important Notice

This announcement is for information purposes only and does not constitute or contain any invitation, solicitation, recommendation, offer or advice to any person to subscribe for or otherwise acquire or dispose of any securities of Noble, Maersk Drilling or Topco. Final terms and further provisions regarding the Exchange Offer are disclosed in the Offer Document, the Exemption Document and in documents filed or that will be filed with the SEC. Investors and shareholders of Maersk Drilling (the “Maersk Drilling Shareholders”), or holders of such instruments conferring a right to directly or indirectly acquire shares in Maersk Drilling (the “Maersk Drilling Shares”), are strongly encouraged to read the Offer Document, the Exemption Document and all other documents related to the Exchange Offer as soon as they are published because these documents contain or will contain important information.

Unless required by mandatory law, no action has been or will be taken in any jurisdiction other than Denmark and the United States that would permit a public offering of shares in Topco, the Topco Offer Shares (as defined in the Exemption Document), the Acceptance Shares (as defined in the Exemption Document) or Cash Acceptance Shares (as defined in the Exemption Document), or permit possession or distribution of the Offer Document and/or the Exemption Document or any advertising material relating to the shares in Topco, the Topco Offer Shares the Acceptance Shares or Cash Acceptance Shares, except as described in the Offer Document or the Exemption Document.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE BUSINESS COMBINATION BETWEEN NOBLE AND MAERSK DRILLING OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE EXEMPTION DOCUMENT, THE OFFER DOCUMENT OR ANY OTHER DOCUMENTS REGARDING THE EXCHANGE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER U.S. LAW.

In any member state of the European Economic Area other than Denmark (each a “Relevant State”), this announcement, including any attachments hereto, is only addressed to, and is only directed at Maersk Drilling Shareholders in that Relevant State that fulfil the criteria for exemption from the obligation to publish a prospectus, including qualified investors, within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended, (the “ Prospectus Regulation”).

This announcement, including any attachments hereto, has been prepared on the basis that all offers of Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares offered in the Exchange Offer, other than the offer contemplated in Denmark, will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce a prospectus for offers of Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares. Accordingly, any person making or intending to make any offer within a Relevant State of Topco Offer Shares, Acceptance Shares or Cash Acceptance may only do so in circumstances in which no obligation arises for Topco to produce a prospectus for such offer. Topco has not authorised, and Topco will not authorise, the making of any offer of Topco Offer Shares, Acceptance Shares or Cash Acceptance Shares through any financial intermediary, other than offers made by Topco which constitute the final offer of Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares as contemplated through the Exchange Offer.

The Topco Offer Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer have not been, and will not be, offered to the public in any Relevant State. Notwithstanding the foregoing, an offering of the Topco Offer Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer may be made in a Relevant State: (i) to any qualified investor as defined in the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons per Relevant State (other than qualified investors as defined in the Prospectus Regulation); (iii) to investors who acquire Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares for a total consideration of at least EUR 100,000 per investor, for each separate offer; and (iv) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, subject to obtaining the prior consent of Topco and provided that no such offer of Topco Offer Shares, Acceptance Shares or Cash Acceptance Shares shall result in a requirement for the publication by Topco of a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplementary prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of the foregoing paragraph, the expression an “offer to the public” in relation to any Topco Offer Shares, Acceptance Shares or Cash Acceptance Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the Exchange Offer as to enable an investor to decide to participate in the Exchange Offer.

In the United Kingdom, this announcement, including any attachments hereto, is only addressed to and directed at persons who are (a) both “qualified investors” (within the meaning of the UK version of the Prospectus Regulation as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and either (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “FSMA Order”); or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the FSMA Order; and/or (b) persons to whom it may otherwise lawfully be communicated to, including under the FSMA Order (all such persons (a) and (b) together being referred to as “U.K. Relevant Persons”). Any investment activity to which this announcement, including any attachments hereto, is only available to U.K. Relevant Persons. Any person who is not a U.K. Relevant Person should not act on or rely on this announcement, including any attachments hereto, or any of its contents.

The Exchange Offer and this announcement, including any attachments hereto, are subject to the laws of Denmark. The Exchange Offer relates to the securities of a Danish company and is subject to the disclosure requirements applicable under Danish law, which may be different in material aspects from those applicable in the United States, the United Kingdom or any other applicable jurisdiction.

The Exchange Offer is being made in the U.S. pursuant to Section 14(e) of, and Regulation 14E promulgated under, the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), subject to the exemptions provided by Rule 14d-1(c) under the Exchange Act and otherwise in accordance with the requirements of Danish law. The Exchange Offer is not subject to Section 14(d)(1) of, or Regulation 14D promulgated under, the Exchange Act. Maersk Drilling is not currently subject to the periodic reporting requirements under the Exchange Act and is not required to, and does not, file any reports with the SEC thereunder.

The Exchange Offer is made to Maersk Drilling Shareholders who are residing in the United States, or who are U.K. Relevant Persons residing in the United Kingdom, on the same terms and conditions as those made to all other Maersk Drilling Shareholders to whom the Exchange Offer is made. Any information documents are being disseminated to Maersk Drilling Shareholders who are resident in the United States, or who are U.K. Relevant Persons residing in the United Kingdom, on a basis reasonably comparable to the method that such documents are provided to the other Maersk Drilling Shareholders.

In addition, the procedures for the tender of Maersk Drilling Shares and settlement of the consideration due to each Maersk Drilling Shareholder who accepts the Exchange Offer will be carried out in accordance with the rules applicable in Denmark, which may differ in material aspects from the rules and procedures applicable to a tender offer for the securities of a domestic company in the United States or the United Kingdom, in particular with respect to withdrawal rights, offer timetable, settlement procedures and the payment date of the securities.

This announcement, including any attachments hereto, does not comprise a prospectus for the purposes of the U.K. Prospectus Regulation and has not been approved by or filed with the Financial Conduct Authority in the United Kingdom.

If Topco obtains the requisite number of Maersk Drilling Shares, each Maersk Drilling Shareholder residing in the United Kingdom who is not a U.K. Relevant Person may have their Maersk Drilling Shares compulsorily purchased under the compulsory purchase provisions of the Danish Companies Act.

The Exchange Offer is not being made, and the Maersk Drilling Shares will not be accepted for purchase from or on behalf of persons, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities laws or other laws, rules or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the Offer Document and/or the Exemption Document. Persons obtaining the Offer Document and/or the Exemption Document and/or into whose possession the Offer Document and/or the Exemption Document comes are required to take due note and observe all such restrictions and obtain any necessary authorizations, approvals or consents. Neither Topco nor any of its advisors accept any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who intends to forward the Offer Document and/or the Exemption Document or any related document to any jurisdiction outside Denmark should inform themselves of the laws of the relevant jurisdiction and should also carefully read the information contained in the Offer Document and the Exemption Document, before taking any action. The distribution of the Offer Document and/or the Exemption Document in jurisdictions other than Denmark may be restricted by law, and, therefore, persons who come into possession of the Offer Document and/or the Exemption Document should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws and regulations of any such jurisdiction.

Any failure to comply with these restrictions may constitute a violation of applicable securities laws. It is the responsibility of all persons obtaining the Offer Document, the Acceptance Form included as Appendix 1 in the Offer Document, the Exemption Document and/or other documents relating to the Offer Document and/or the Exemption Document or to the Exchange Offer or into whose possession such documents otherwise come, to inform themselves of and observe all such restrictions. Any recipient of the Offer Document and/or the Exemption Document who is in any doubt in relation to these restrictions should consult its, his or her professional advisors in the relevant jurisdiction. Neither Topco nor the financial advisors to Noble accept or assume any responsibility or liability for any violation by any person whomsoever of any such restriction.

In accordance with customary Danish practice and subject to the requirements of Danish law, rules and regulations, Topco or any entity acting in concert with Topco and any of their respective nominees or brokers (acting as agents or in a similar capacity), may from time to time make certain purchases of, or arrangements to purchase, Maersk Drilling Shares or securities that are convertible into, exchangeable for or exercisable for Maersk Drilling Shares outside the Exchange Offer, before or during the period in which the Exchange Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, in each case to the extent permissible under law (include Rule 14e-5 under the Exchange Act). Any information about such purchases will be announced through Nasdaq Copenhagen A/S and relevant electronic media if, and to the extent, such announcement is required under applicable Danish law, rules or regulations. In addition, in the ordinary course of business, the financial advisors to Topco, Noble, any entity acting in concert with Topco, or Danske Bank A/S as the settlement agent, and their respective affiliates, may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity financial instruments (or related derivative financial instruments) and other types of financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and financial instrument activities may involve securities and/or instruments of Maersk Drilling.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this announcement, including any attachments hereto, may constitute forward-looking statements.

Forward-looking statements are statements (other than statements of historical fact) relating to future events and Noble and its subsidiaries (collectively, the “Noble Group”), Maersk Drilling and its subsidiaries (the “Maersk Drilling Group”) and the combined Noble Group and Maersk Drilling Group following completion of the transactions contemplated by the Business Combination Agreement entered into by and between Noble and Maersk Drilling to combine (the “Combined Group”) anticipated or planned financial and operational performance. The words “targets”, “believes”, “continues”, “expects”, “aims”, “intends”, “plans”, “seeks”, “will”, “may”, “might”, “anticipates”, “would”, “could”, “should”, “estimates”, “projects”, “potentially” or similar expressions or the negatives thereof, identify certain of these forward-looking statements. The absence of these words, however, does not mean that the statements are not forward-looking. Other forward-looking statements can be identified in the context in which the statements are made.

Although Topco believes that the expectations reflected in these forward-looking statements are reasonable as of the date of this announcement, such forward-looking statements are based on Topco’s current expectations, estimates, forecasts, assumptions and projections about the Noble Group’s, the Maersk Drilling Group’s and the Combined Group’s business and the industry in which the Noble Group and the Maersk Drilling Group operate as well as on information which Topco has received from the Maersk Drilling Group (including with respect to forecasts prepared by Noble’s management with respect to expected future financial and operating performance of Maersk Drilling) and/or which has been extracted from publications, reports and other documents prepared by the Maersk Drilling Group and/or the Noble Group and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other important factors beyond the Noble Group’s, the Maersk Drilling Group’s or the Combined Group’s control that could cause the Noble Group’s, the Maersk Drilling Group’s and/or the Combined Group’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Should one or more of these risks or uncertainties materialize, or should any underlying assumptions prove to be incorrect, the Noble Group’s, the Maersk Drilling Group’s and/or the Combined Group’s actual financial condition, cash flow or results of operations could differ materially from what is described in the Exemption Document and the Offer Document, including any attachment thereto, as anticipated, believed, estimated or expected. Topco urges the Maersk Drilling Shareholders to read the Offer Document and the Exemption Document in their entirety for a more complete discussion of the factors that could affect the Combined Group’s future performance and the market in which it operates.

Any forward-looking statements included in this announcement, including any attachment hereto, speak only as of today.

Topco does not intend, and does not assume, any obligations to update any forward-looking statements contained herein, except as may be required by law or the rules of the New York Stock Exchange or Nasdaq Copenhagen. All subsequent written and oral forward-looking statements attributable to Topco or to persons acting on its behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained in this announcement, including any attachment hereto.